Institutional Presentation | 1Q25 1 1Q 20 25 Institutional Presentation May 2025 Inter by design

Institutional Presentation | 1Q25 2 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer

Institutional Presentation | 1Q25 3 11 49 91 151 183 206 243 275 287 - 5 0 1 0 1 50 2 0 2 50 3 0 3 50 4 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Excl.Minority Interest R$287mm net income Excl. Minorities Interest 12.9% ROE Excl. Minorities Interest R$3.2bn gross revenue R$43bn gross loan portfolio 1Q25 highlights Net Income Incl. Minority Interest Total Clients 3072952602231951601046424

Institutional Presentation | 1Q25 4 1.Company Overview 2. Business Update 3. Financial Performance Agenda

Institutional Presentation | 1Q25 5 Inter’s journey 1994 Intermedium Financeira foundation 2007 Beginning of Real Estate loans operations 2008 Granting of multiple bank License 2012 Inter Seguros Foundation 2013 Inter DTVM Foundation 2015 Digital Account Launch 2016 Beginning of foreign exchange operations and Mastercard credit card 2017 Banco Intermedium rebranding to Banco Inter 2018 +1MM clients Infrastructure migration to cloud IPO on B3 2019 +4MM clients Marketplace launch R$ 1.2 Bn follow-on 2020 +8MM clients Banco Inter rebranding to Inter R$ 1.2 Bn follow-on 2021 +16MM clients Global Account launch USEND acquisition R$ 5.5 Bn follow-on 2022 +24MM clients Migration of shareholder base to Nasdaq 2023 +30MM clients YellowFi acquisition Foundation of Inter&Co Securities Loop launch, our reward program 2024 +36MM clients USD 162 MM follow-on Inter Pag Acquisition Consumer Finance 2.0 launch 1Q25 ~38MM clients Launch of Global Account in Argentina

Institutional Presentation | 1Q25 6Note 1: . Data from Banco Central do Brasil of Conglemerado Financeiro, of Biggest Banks by Householdes Loans in December 2016. The Brazilian banking industry background until 2015 +82% Market Share of Retail Loans Top 5 banks1

Institutional Presentation | 1Q25 7 The banking digital revolution begun in 2016 Raised in Fintech Ecosystem Since 2016 USD~20bn Launched in 2016 By the Brazilian Central Bank BC+ Agenda Inter was one of the main protagonists of this revolution, but with a unique approach

Institutional Presentation | 1Q25 8 Since then, unsecured credit grew ~3.1x Note 1: Data from Banco Central do Brasil, considering Households Credit Cards, Personal Credit, Personal Credit – Renegotiation and Overdraft. Note 2: Average Non-Payroll Personal Credit Rate. Data from Banco Central do Brasil,as of April 24th, 2025. 343 1,067 Dec/16 Mar/25 Brazilian unsecured credit portfolio1 in R$ bilions Brazil still has one of the highest rates in the world +6.9%/pm Average Non-Payroll Personal Credit Rate2 58% 614 42% 453 46%; 156 54%; 186 Credit card Other

Institutional Presentation | 1Q25 9 This is Inter by design At Inter, we built a sustainable and integrated ecosystem 100% digital business model = BNPLFGTS Private Payroll Home Equity Mortgages SMBs Sustainable Credit Options Retail Funding Franchise 20 million depositors R$ 2k per active client + Fee Revenue Diversification Banking InsuranceInvestments Shopping Global Loyalty +

Institutional Presentation | 1Q25 10 1,263 bn Total Market1 204 bn Total Market1 79 bn Total Market1 41 bn Total Market1 26 bn Total Market1 We are seizing the opportunity in a changing market We’re ready and well positioned to the new trend FGTSPrivate Payroll Home Equity Mortgages SMBs Digital Receivables Private Payroll FGTS Home Equity PF Mortgages SMBs Receivables Potential within current client base3 Inter Today4 Total Adressable Market1,2 25% | 10 bn 12.8% | 9.9 bn 12.8% | 3.3 bn 8.0% | 101 bn 20.5% | 42.1bn 4.3% | 3.4 bn 7.8% | 2.0 bn 0.6% | 7.7 bn 0.5% | 0.2 bn0.7% | 1.6 bn Note 1: Banco Central do Brasil. Note 2: ABECIP. Note 3: Inter&Co’s Internal estimates. Note 4: As of March 31st, 2025.

Inter is uniquely positioned to thrive in a sustainable win-win model Clients Shareholders Industry Regulators 11

Institutional Presentation | 1Q25 12 The network effect generates recurrence and daily engagement ~18mm logins per day vs. 15 mm in 20241 ~10k daily interactions at Forum2 185 AI models at scale vs. 80 in 20243 33pb data lake vs. 25 pb in 20244 Note 1: The login volume used in this calculation was based on the average between April 1st, 2025 and April 30th, 2025 for 2025 and between May 5th, 2024 and May 10th, 2024 for 2024. Note 2: Based on the average between April 1st, 2025 and April 30th, 2025. Note 3: Internal models used across Inter&Co’s teams and processes, as of April 30th, 2025. Note 4: Stored data in AWS servers. As of April 30th, 2025.

Institutional Presentation | 1Q25 13 Strength of our ecosystem validated by accelerating product adoption Note 1: Existing products before 1Q19, however the actual number of active clients starts only from 1Q20 in order to fit the graph. Note 2: Excluding clients that has only “CDB Meu Porquinho” linked products. Active Clients per Products In millions 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 Older Funding Products Lending Products Newer Transactional Products 19.8 MM Deposits1 8.4MM Debit Card1 6.9MM Bill Payment (Boleto)1 4.7 MM Credit Cards1 3.8 MM CDB1,2 2.5 MM Top-Ups1 2.0 MM Savings Dep.1 1.3 MM Cards Insurance1,3 2.5 MM FGTS 12.4 MM Inter Loop 3.4 MM Piggy Bank 1.0MM FGTS Insurance 16.4 MM Pix 1.3MM Sortezinha

Institutional Presentation | 1Q25 14 Banking / Transactional Platform Products 1 Year Ago + 43 bp s + 87 bp s + 13 8 b p s + 70 bp s + 85 bp s + 55 bp s + 24 bp s + 18 bp s + 1 b p s + 41 bp s 7. 7% 7. 6% 6. 4% 3. 6% 3. 1% 1. 9% 1. 0% 2. 2% 0. 64% 0. 07% 8.2%8.4% 7.8% 4.3% 3.9% 2.4% 1.2% 2.4% 0.65% 0.48% Market Share In % We are keeping our journey on record market share across products Note 1: Total number PIX transactions in 1Q25 and 1Q24 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Amount of FX Transfers to Abroad from 1Q25 and 1Q24 Data from Banco Central do Brasil. Note 3: Total Home Equity PF Portfolio in March/2025 and March/2024. Market data from ABECIP. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from March/2025 by Inter’s March/2025 FGTS loans portfolio. Note 5: Tesouro Direto Balance. Market data from Market: March 2025 and March 2024. Data from Tesouro Transparente. Note 6: Total cards TPV in 4Q24 and 4Q23. Market data from ABECS. Note 7: Total e-comerce GMV from 2024 and 2023. Market data from Abcomm. Note 8: Total demand and time deposits. Data data from Banco Central do Brasil from March 2025. Note 9: From Inter considering modalidades 0901, 0902 and 0903 according to Bacen’s 3040 metolodghy. Market data from Banco Central do Brasil, considering Financiamento Imobiliário PF and PJ with market and regulated rates from March 2025 and March 2024. Note 10: Inter Payroll loans excluding purchased portfolio. Market data from Banco Central do Brasil Data from March 2025 and March 2024. Pix Transactions1 FX Transactions2 Time + Demand Deposits8 Home Equity PF3 FGTS Loans4 Investing: Tesouro Direto5 Shopping: GMV7 Cards TPV6 Public Payroll10 Private Payroll9

Institutional Presentation | 1Q25 15 Total Individuals with Banking Accounts1 201 mm Total PIX Transactions3 15.6 bn Total Cards Volume6 1,036 bn Total Business9 23.0 mm Total Payroll Portfolio12 691 bn Total CC Portfolio15 657 bn Total FGTS Portfolio18 ~79 bn Total HE PF Portfolio21 26 bn Market Share/Penetration In % Transaction-Based Individuals Accounts Business Accounts PIX Cards TPV Payroll Credit Cards FGTS Loans Home Equity PF Credit-Based Potential within client base Inter today Market 25.0%/ 5.7mm1 17.4% / 2.7 bn5 6.9% / 69 bn8 5.3% / 36.7 bn14 12.2% / 80.2bn17 16.1% / 12.6 bn20 12.8% / 3.3 bn23 17.4% / 34.9 mm2 8.1% / 1.3 bn4 2.6% / 25 bn7 10.1% / 2.3 mm10 0.7% / 4.7 bn13 1.9% / 12.3 bn16 4.3% / 3.4 bn19 7.8% / 2.0 bn22 Note: Estimates. Complete notes are in the Appendix section of this Earnings Presentation. At the same time, we still have significant growth potential

Institutional Presentation | 1Q25 16 The plan, our 5-year north start Note: Definitions are in the Glossary section of this Earnings Presentation. ~60 ~30 ~30 Million clients From 12.6MM in Dec. 2022 Efficiency Ratio From 72% in Dec. 2022 ROE From 1% in Dec. 2022 From 2022 to 2027 =Revenue Growth Cost Efficiencies Profit Generation+

Institutional Presentation | 1Q25 17 38MM 48.8% 12.9% Where we started Where we achieved so far Our 5-year north star Total Clients 23MM 75% -2% ~60MM ~30% ~30% Efficiency Ratio Return on Equity 3Q22 | Year 0 1Q25 | Year 3 2027 | Year 5 Year 0 3Q22 Year 0 3Q22 Year 0 3Q22 Year 1 4Q23 Year 1 4Q23 Year 1 4Q23 Year 2 4Q24 Year 2 4Q24 Year 2 4Q24 Year 3 4Q25 Year 3 4Q25 Year 3 4Q25 Year 4 4Q26 Year 4 4Q26 Year 4 4Q26 Year 5 4Q27 Year 5 4Q27 Year 5 4Q27 The execution of so far Note: Definitions are in the Glossary section of this Earnings Presentation. O PE RA TI O N AL PE RF O RM AN C E PR O FI TA BI LI TY Note: Definitions are in the Glossary section of this Earnings Presentation.

Institutional Presentation | 1Q25 181 1.Company Overview 2. Business Update 3. Financial Performance Agenda

Institutional Presentation | 1Q25 19 7 verticals building the future through continuous innovation Growth in all verticals Compounding profitability Insurance

Institutional Presentation | 1Q25 20 +23% YoY 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 57.2% 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 21.6 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 37.7 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Active Clients +1.0 +1.0 +1.0 +0.9 +1.0 +1.0 +1.1 +1.0 +1.0 0 0.5 1 1.5 Δ A ct iv e cl ie nt s Total Number of Clients In millions Business Accounts In thousands 1,571 1,668 1,796 1,854 1,927 2,058 2,111 2,249 2,376 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. +3.8 +4.2 Accelerating client engagement and activation

21 Institutional Presentation | 1Q25 0 2 4 6 8 10 12 14 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 Th ou sa nd s Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Scale of PIX volume was reduced to fit on page. %YoY +33% +18% +16%11.7 11.9 12.3 12.9 14.1 13.8 12.2 11.3 12.0 12.6 13.7 13.2 230 234 266 294 337 315 253 257 290 320 364 342 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 7 0 .0 8 0 .0 9 0 .0 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Credit Debit Pix Quarters of relationship +35% Banking: A key component of client engagement Banking 1Q25 1Q18 Seasonality effect

Institutional Presentation | 1Q25 22 Credit Credit: Successfully exploring new credit lines, highlighting Private Payroll Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Consumer finance portfolio 2.0 includes PIX financing, bill financing, overdraft, BNPL and other unsecured credit lines. Note 2: Ecluding Overdraft and BNPL. 175 330 503 695 920 1Q24 2Q24 3Q24 4Q24 1Q25 +192mm +173mm +225mm Consumer Finance 2.0 Portfolio1 In R$ millions +155mm Consumer Finance 2.0 Boosting Credit Penetration 28.0% 27.8% 33.1% 3Q24 4Q24 1Q25 Clients With Credit Products In % of active clients Private Payroll R$ 197 mm portfolio in March Reshaping C.C. Portfolio 78% 7.9 78% 8.2 80% 8.6 81% 9.6 79% 9.6 14% 1.5 14% 1.4 14% 1.5 12% 1.4 12% 1.5 7% 0.7 8% 0.8 7% 0.7 7% 0.8 9% 1.1 10.1 10.5 10.8 11.8 12.3 1Q24 2Q24 3Q24 4Q24 1Q25 Transactor Revolving + overdue Instalments Total Credit Card Portfolio Breakdown In R$ millions

23 Institutional Presentation | 1Q25 R$19.6bn Inter Asset Assets Under Custody Active Clients R$5.2bn Piggy Bank1 AuC 92 95 105 122 141 146 4.7 5.3 5.7 6.3 6.8 7.2 50.0 70.0 90.0 110.0 130.0 150.0 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: “Meu Porquinho” in Portuguese. R$15bn Third Party Fixed Income YoY +36% +54% Investments: A wide range of products, for all investor profiles AuC & Active Clients In R$ billions and millions Investments +400%YoY +51% YoY +106%YoY

24 Institutional Presentation | 1Q25 Success of new products Integrated products across verticals Policies Sold Active Contracts 389 404 1,023 1,308 2,703 3,542 1.7 1.9 2.6 3.4 5.3 8.0 - 6.0 - 4.0 - 2.0 0 .0 2 .0 4 .0 6 .0 8 .0 - 500 1,000 1,500 2,000 2,5 00 3,000 3,5 00 4, 000 4, 500 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 YoY +324% +776% Insurance: Reinforcing the power of our digital and integrated distribution Insurance Note: Definitions are in the Glossary section of this Earnings Presentation. Active Contracts & Sales In millions and thousands

25 Institutional Presentation | 1Q25 3.5mm active clients 1Q25 6.3% 6.9% 8.2% 0 0.01 0.02 0.03 0.04 0.05 0.06 0.07 0.08 0.09 1,050 994 1,136 1,381 1,469 1,282 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 GMV Net Take Rate YoY + 1.1 p.p. +29% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering 1Q25 GMV of on-us transactions. Shopping: Driving engagement, recurrence and monetization Shopping GMV & Net Revenue In R$ millions Seasonality effect GMV converted into BNPL1 5.5% 6.2% 5.9% 6.3% 7.3% 7.2% 0.0% 1.0% 2. 0% 3. 0% 4.0% 5. 0% 6.0% 7.0% 8.0%

26 Institutional Presentation | 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Assets under Inter&Co Securities custody and/or management. Note 2: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities custody and/or management. Global: Replicating the success of our platform abroad Global Argentina coming soon... Succesfully expanding to US Banking as a service Asset-light model Local partnerships 2.9 3.3 3.6 3.9 4.1 2 .3 2 .5 2 .7 2 .9 3 .1 3 .3 3 .5 3 .7 3 .9 1Q24 2Q24 3Q24 4Q24 1Q25 Global Clients In millions +41% YoY USD 238mm Global Deposits2 1Q25 ~USD 1.4bn Global AuC1 1Q25

27 Institutional Presentation | 1Q25 Receive cashback Convert into dollars Transfer to friends Invest Pay for Pix Insurance Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: More products used by Loop clients who redeemed points vs other clients in March 2025. Loyalty: Leveraging cross-selling opportunities 6.6 8.3 10.0 11.3 12.4 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 14 .0 1Q24 2Q24 3Q24 4Q24 1Q25 +87% YoY Clients In millions Improving Engagement & Driving Cross-Selling Loyalty 2.3x More products used by Loop clients vs other clients1

Institutional Presentation | 1Q25 282 1.Company Overview 2. Business Update 3. Financial Performance Agenda

Institutional Presentation | 1Q25 29Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Gross Loan Portfolio includes anticipation of C.C. receivables. Note 2: SMB includes Agribusiness loans. Note 3: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note 4: Home Equity includes both business and individuals’ portfolio. Nota 5: Mortgage Loans in US market. Note 6: Excluding Home Equity and US Mortgage Loans. Gross Loan Portfolio1 In R$ billion 4.9; 19.6% 5.2; 19.6% 5.5; 19.5% 6.3; 20.4% 6.3; 19.6% 6.4; 17.9% 6.5; 17.1% 6.7; 16.3% 7.3; 17.1% 0.3; 1.0% 0.5; 1.5% 0.7; 1.7% 1.1; 2.6% 1.3; 3.1% 1.7; 6.7% 1.8; 7.0% 2.0; 7.2% 2.3; 7.3% 2.5; 7.7% 2.8; 7.8% 3.1; 8.2% 3.4; 8.4% 3.6; 8.4% 5.0; 20.0% 5.2; 19.5% 5.0; 17.8% 5.2; 16.7% 5.1; 15.8% 5.0; 14.0% 5.1; 13.4% 5.2; 12.6% 5.5; 13.0% 1.1; 4.2% 1.3; 5.0% 1.6; 5.8% 1.9; 6.3% 2.4; 7.3% 2.6; 7.2% 2.9; 7.6% 3.0; 7.4% 3.4; 7.9% 7.3; 28.9% 7.7; 29.0% 8.7; 30.6% 9.5; 30.5% 10.1; 31.5% 10.5; 29.5% 10.8; 28.3% 11.8; 28.7% 12.3; 28.8% 3.9; 15.4% 3.9; 14.9% 4.2; 14.9% 4.6; 14.8% 4.2; 13.0% 5.2; 14.6% 4.7; 12.3% 4.3; 10.5% 4.0; 9.5% 23.8 25.1 27.0 29.8 30.9 33.0 33.7 35.6 37.4 1.3; 5.2% 1.3; 5.0% 1.2; 4.3% 1.2; 4.0% 1.3; 4.0% 2.7; 7.6% 4.4; 11.4% 5.6; 13.6% 5.2; 12.2% 25.1 26.5 28.3 31.0 32.1 35.7 38.1 41.2 42.6 - 5 .0 1 0. 0 1 5. 0 2 0 .0 2 5. 0 3 0 .0 3 5. 0 4 0 .0 4 5. 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 QoQ YoY +3% +33% Total -7% +305% Anticip. of CC Receiv. +5% +21% Total Excl. Anticip. of CC Receiv. -6% -4% SMBs +7% +25% Total Excl. Anticip. of CC Receiv., SMB & +4% +21% Credit Card +11% +43% FGTS +7% +9% Payroll + Personal +4% +45% Home Equity +21% +293% US Mortgage +9% +16% Mortgage Growing our credit portfolio with focus on sustainable ROE products 2 33.4 31.3 29.027.8 26.7 25.2 22.8 21.220.0 ot l l. Anti i . of CC Receiv. and SMBs +25%+7% 3 4 6 5

30 Institutional Presentation | 1Q25 Outpacing market growth across multiple loan products 1Q25 Gross Loan Portfolio Growth and Balance In % YoY and in R$ billions RWA Weight Loan Yo Y G ro w th Portfolio Size // Brazilian Market Growth Total Portfolio Growth 33% 9% 19% 25% 14% 13% 9% Market Growth 10% R$ 4.0 Bn Δ -0.2 bn R$ 3.4 Bn Δ +1.0 bn 43% R$ 3.6 Bn Δ +1.1 bn 45% R$ 12.3 Bn Δ +2.2 bn 21% R$ 7.3 Bn Δ +1.0 bn 16% R$ 5.5 Bn Δ +0.4 bn 9% -4% Payroll + Personal2 50%-75% Credit Card5 60%-75% FGTS6 50%-60% Home Equity1,7 30%-40% Mortgage3,5 30%-40% SMB5 80%-70% Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Home Equity includes both business and individuals’ portfolio. Note 2: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note3: Excluding Home Equity Loans. Note 4: Only Home Equity individuals’ portfolio. Note 5: Include Agribusiness loans. Data from Banco Central do brasil. Note 6: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 4Q24 by Inter’s Decmeberr/2024 FGTS loans portfolio. Note 7: Market data from ABECIP, Home Equity PF. Note 8: Clients that used any credit product during the quarter.

Institutional Presentation | 1Q25 31 3 4 5 6 7 8 9 10 11 12 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. 4Q24 4Q21 4.1% 4.4% 4.7% 4.7% 4.6% 4.8% 4.7% 4.5% 4.2% 4.1% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.7% 1.2% 1.2% 1.5% 1.5% 1.6% 1.6% 1.5% 1.5% 1.7% 1.9% 1.8% 1.7% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 NPL Formation Stage 3 Formation 4.1% 4.3% 4.2% 4.3% 4.0% 4.4% 3.9% 3.6% 3.4% 3.8% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Start to converge to Resolution 4,966 Months of Relationship Consistent improvements in asset quality, quarter after quarter Seasonality effect +30 bps +20 bps -10 bps

32 Institutional Presentation | 1Q25 Coverage Ratio2 In % All-in Cost of Risk1 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio (which includes anticipation of C.C. receivables) and securities that generates provision expenses. Note 2: Considering “Provision for expected credit losses on loan commitments”. 135% 134% 133% 132% 134% 133% 130% 130% 136%143% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Stable cost of risk and solid coverage ratio 4.0% 5.1% 5.6% 5.5% 4.8% 4.9% 4.7% 4.9% 4.8%4.6% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

33 Institutional Presentation | 1Q25 QoQ YoY -3% +9% Deposits per Active Client -2.7 p.p. -1.3 p.p. Loans to Deposits Ratio +7% +35% Total +51% +43% Other +8% +30% Securities Issued +9% +48% Time Deposits -6% +19% Transactional Deposits 11.0; 33% 11.7; 33% 12.3; 31% 14.4; 33% 13.8; 32% 15.1; 32% 15.9; 32% 17.6; 32% 16.5; 28% 11.7; 35% 13.0; 36% 15.1; 38% 16.3; 38% 16.9; 39% 18.8; 39% 21.2; 42% 23.0; 42% 25.1; 42% 6.6; 20% 7.0; 20% 7.5; 19% 8.1; 19% 8.2; 19% 8.5; 18% 9.0; 18% 9.9; 18% 10.7; 18% 4.2; 13% 3.9; 11% 4.7; 12% 4.7; 11% 4.8; 11% 5.3; 11% 4.1; 8% 4.5; 8% 6.8; 12% 33.5 35.7 39.6 43.5 43.8 47.8 50.3 55.1 59.1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 1.68 1.71 1.77 1.87 1.77 1.85 1.90 1.98 1.93 1 .65 1 .70 1 .75 1 .80 1 .85 1 .90 1 .95 2 .0 75% 74% 71% 71% 73% 75% 76% 75% 72% 7 0% 7 2% 7 4% 7 6% 7 8% 8 0% Funding & Funding per Active Client In R$ billions & in R$ thousands Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Loans to deposits ratio considers total gross loan portfolio divided by total deposits. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 4: Excluding Conta com Pontos balance. Note 5: Includes Conta com Pontos correspondent balance and demand deposits. 3 4 5 1 2 Highly diversified funding franchise, with consistent growth through time Seasonality effect

34 Institutional Presentation | 1Q25 Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Average CDI daily rate during the quarter. One of the lowest Costs of Funding in the industry Low cost of funding as a strong competitive edge QoQ YoY -0.4 p.p. +1.9 p.p. Cost of Funding as % of CDI +1.1 p.p. +1.3 p.p. Average Daily CDI Rate +1.8 p.p. +1.7 p.p. Cost of Funding 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 13.0% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 8.3% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 63.8% 2.0% 7.0% 12.0% 17.0% 22.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25

35 Institutional Presentation | 1Q25 726 71% 828 72% 845 67% 897 68% 992 71% 1,042 70% 1,164 69% 1,258 68% 1,363 74% 298 29% 322 28% 420 33% 416 32% 409 29% 437 30% 512 31% 586 32% 475 26% 1,024 1,150 1,265 1,313 1,401 1,479 1,676 1,844 1,838 1,800 1,939 2,143 2,197 2,291 2,404 2,684 2,963 3,162 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 3 ,50 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 QoQ YoY +7% +38% Total Gross Revenue -0% +31% Total Net Revenue -19% +16% Net Fee Revenue +8% +37% Net Interest Income Revenue In R$ millions Diversified revenue streams leveraged by the power of our platform Note: Definitions are in the Glossary section of this Earnings Presentation.

36 Institutional Presentation | 1Q25 0 10 20 30 40 50 60 70 80 1 5 9 13 17 21 25 29 ARPAC and CTS Evolution In R$, monthly 13.6 16.0 16.9 17.1 17.8 18.1 18.7 19.6 18.2 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 31.4 15.2 13.7 13.7 13.1 12.4 12.3 13.8 14.0 13.1 45.9 46.1 47.7 45.9 45.2 44.7 47.2 49.3 50.0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Margin per Active Client (Net of Interest Expenses) Net ARPAC Cost to Serve Gross ARPAC Note: Definitions are in the Glossary section of this Earnings Presentation. New cohorts driving higher ARPAC levels Quarters of RelationshipQuarters of Relationship R$83 Mature Net ARPAC R$31 Avg. Net ARPAC R$50 Avg. Gross ARPAC R$116 Mature Gross ARPAC Gross ARPAC By Cohort In R$, monthly Net ARPAC By Cohort In R$, monthly 0 10 20 30 40 50 60 70 80 90 100 110 120 1 5 9 13 17 21 25 29

37 Institutional Presentation | 1Q25 6.8% 7.4% 7.1% 6.8% 7.1% 7.1% 7.5% 7.6% 7.7%7.8% 8.6% 8.1% 7.9% 8.2% 8.2% 8.7% 8.7% 8.8% 3.5% 3.9% 3.7% 3.9% 4.2% 4.2% 4.5% 4.6% 4.8% 4.0% 4.4% 4.2% 4.5% 4.8% 4.9% 5.2% 5.3% 5.5% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 11.0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 NIM 2.0 NIM1, 2 In % Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: (Net interest income and income from securities, derivatives and foreign exchange * 4) / average of the last two periods of cash and cash equivalents, amounts due from financial institutions net of provisions for expected credit losses (excluding interbank deposits), deposits at Central Bank of Brazil, securities net of provisions for expected credit losses, derivative financial assets and loans and advances to customers, net of provisions for expected credit losses. Note 2: All-in NIM 2.0 and Risk-Adjusted All-in NIM 2.0 do not include transactor credit card portfolio. Sequential improvements in NIM NIM 1.0 NIM 2.0 Risk-Adjusted NIM 1.0 Risk-Adjusted

38 Institutional Presentation | 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. Note 2: Other = Depreciation and amortization, rent, condominium fee and property maintenance, provisions for contingencies and Insurance expenses. Note 3: Data processing and other = Data processing and information technology + Third party services and financial system services. Expenses Breakdown1 In R$ millions 172; 29% 186; 32% 211; 34% 221; 35% 190; 30% 204; 31% 259; 33% 284; 34% 235; 28% 301; 51% 265; 46% 239; 39% 243; 39% 275; 44% 256; 39% 340; 43% 351; 42% 389; 47% 20; 3% 21; 4% 22; 4% 30; 5% 34; 5% 49; 7% 81; 10% 71; 8% 59; 7% 102; 17% 103; 18% 143; 23% 132; 21% 128; 20% 151; 23% 106; 14% 135; 16% 147; 18% 596 575 614 628 628 660 787 841 831 - 1 0 2 0 0 3 0 0 4 0 0 5 0 0 6 0 0 7 0 0 8 0 0 9 0 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Steady expenses level, supporting our growth QoQ YoY -1% +32% Total +9% +15% Other -16% +74% Advertisement and marketing +11% +42% Data processing and other -17% +23% Personnel 2 3 4

39 Institutional Presentation | 1Q25 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.2% 50.1% 48.8% 0 .4 0 .4 5 0 .5 0 .5 5 0 .6 0 .6 5 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 SG&A Net revenue1 113 123 128 138 144 163 176 178 100 97 103 105 105 111 132 141 139 7 0 10 0 13 0 16 0 19 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Note: Definitions are in the Glossary section of this Earnings Presentation. Note 1: Total net revenue minus tax expanses. Efficiency Ratio In % Revenue and Expenses In %, index in a 100 basis Focus on maximizing operational leverage Inter Pag acquisition

40 Institutional Presentation | 1Q25 307 13.6% 295 13.2% 260 11.9% 223 10.4% 195 9.7% 160 8.5% 104 5.7% 64 3.6% 24 1.4% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% 12.9% 11 49 91 151 183 206 243 275 287 - 5 0 1 0 1 50 2 0 2 50 3 0 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Net Income & ROE In R$ millions and in % Net Income Excluding Minority Interest ROE Excluding Minority Interest Note: Definitions are in the Glossary section of this Earnings Presentation. Compounding profitability: ~13% ROE Net Income Including Minority Interest ROE Including Minority Interest

Institutional Presentation | 1Q25 41 Appendix Earnings Presentation | 1Q25

42 Institutional Presentation | 1Q25 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 14.7% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 Basel Ratio – Banco Inter S.A. In % 3% 3% -4% 6% 8% 6% 7% 6% 8% 2% 5% 7% 10% 4% 11% 7% 8% 3% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Basel Ratio4 Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.9 3.9 1.6 1.6 1.3 5.5 6.8 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +24% Reference Equity In R$ billions Significant excess capital in the holding structure Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%. Note 4: Pending Central Bank of Brazil approval. Basel Ratio

43 Institutional Presentation | 1Q25 Balance Sheet (In R$ million) Income Statement (In R$ million) 03/31/2025 12/31/2024 03/31/2024 ∆QoQ ∆YoY Balance Sheet Assets Cash and cash equivalents 1,459 1,108 2,830 +31.6% -48.5% Amounts due from financial institutions 6,595 6,195 4,051 +6.5% +62.8% Compulsory deposits 5,648 5,285 2,926 +6.9% +93.1% Securities 24,700 23,900 18,167 +3.4% +36.0% Derivative financial instruments 8 1 7 +1350.4% +10.4% Net loans and advances to customers 35,092 33,327 28,827 +5.3% +21.7% Non-current assets held-for-sale 258 235 174 +9.8% +48.3% Equity accounted investees 10 10 90 +0.0% -88.4% Property and equipment 359 370 187 -2.9% +92.0% Intangible assets 1,926 1,836 1,596 +4.9% +20.7% Deferred tax assets 1,849 1,705 1,082 +8.4% +70.9% Variation % Other assets 2,688 2,486 2,609 +8.1% +3.0% Total assets 80,592 76,458 62,547 +5.4% +28.9% Liabilities Liabilities with financial institutions 13,808 11,320 10,483 +22.0% +31.7% Liabilities with clients 43,648 42,803 32,643 +2.0% +33.7% Securities issued 10,698 9,890 8,249 +8.2% +29.7% Derivative financial liabilities 6 70 14 -91.6% -57.8% Other liabilities 2,229 2,386 1,957 -6.6% +13.9% Total Liabilities 71,579 67,386 54,008 +6.2% +32.5% Equity Total shareholder's equity of controlling shareholders 8,901 8,895 8,392 +0.1% +6.1% Non-controlling interest 112 177 146 -36.6% -23.1% Total shareholder's equity 9,013 9,072 8,538 -0.7% +5.6% Total liabilities and shareholder's equity 80,592 76,458 62,547 +5.4% +28.9% 1Q25 4Q24 1Q24 ∆QoQ ∆YoY Income Statement Interest income from loans 1,807 1,337 1,218 +35.2% +48.4% Interest expenses (1,179) (941) (762) +25.3% +54.7% Income from securities and derivatives and FX 735 862 537 -14.8% +36.8% Net interest income and income from securities and derivatives and FX 1,363 1,258 992 +8.3% +37.3% Revenues from services and commissions 455 514 374 -11.4% +21.6% Expenses from services and commissions (41) (39) (34) +4.8% +19.5% Other revenues 49 111 68 -55.5% -27.6% Revenue 1,827 1,844 1,401 -1.0% +30.4% Impairment losses on financial assets (514) (496) (411) +3.6% +25.0% Net result of losses 1,313 1,349 990 -2.6% +32.6% Variation % Administrative expenses (528) (496) (395) +6.5% +33.6% Personnel expenses (235) (284) (190) -17.3% +23.3% Tax expenses (136) (168) (86) -18.8% +57.6% Depreciation and amortization (67) (61) (42) +11.4% +61.0% Income from equity interests in affiliates - 0 (2) -100.0% -100.0% Profit / (loss) before income tax 358 340 274 +5.1% +30.6% Income tax and social contribution (51) (45) (79) +12.0% -35.3% Profit / (loss) 307 295 195 +4.0% +57.1% Net income excluding minority 287 275 183 +4.1% +56.8%

44 Institutional Presentation | 1Q25 Activation Rate: Number of active clients at the end of the quarter Total number of clients at the end of the quarter Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period. Active clients per employee: Number of active clients at the end of the quarter Total number of employees at the end of the quarter, including interns Administrative efficiency ratio: Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Annualized interest rates: Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables. Anticipation of credit card receivables: Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions”. ARPAC gross of interest expenses: (Interest income + (Revenue from services and comissions − Cashback − Inter rewards) + Income from securities and derivarives + Other revenue) ÷ 3 Average of the last 2 quarters Active Clients ARPAC net of interest expenses: (Revenue − Interest expenses) ÷ 3 Average of the last 2 quarters Active Clients ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period. Assets under custody (AuC): We calculate assets under custody, or AUC, at a given date as the market value of all retail clients’ assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform. Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Card+PIX TPV: PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil. Non-IFRS measures and KPIs

45 Institutional Presentation | 1Q25 Card+PIX TPV per active client: Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period. Cost of funding: Interest expenses × 4 Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others) Cost of risk: Impairment losses on Minancial assets × 4 Average of last 2 quarters of: Loans and advances to customers + Commercial promissory notes + Cer$ficates of agricultural receivables+ Cer$ficates of real estate receivables+ Debenture (Fair value through other comprehensive income) + Ruralproduct bill + Debentures Amortized cost + Investment fund quotas + + CertiMicates of real estate receivables + Debentures + Bank deposit certiMicates + CertiMicates of agricultural receivables + Agribusiness credit bills + Commercial promissorynotes + Real estate credit bills (Fair value through proMit or loss) Cost-to-serve (CTS): Personnel Expense + Administrative Expenses + Depreciation and Amortization ÷ 3 Average of the last 2 quarters Active Clients Coverage ratio: Provision for expected credit loss + Provision for expected credit losses on loan commitments Overdue higher than 90 days Earning portfolio (IEP): Earnings Portfolio includes “Amounts due from financial institutions” + “Loans and advances to customers” + “Securities” + “Derivatives” from the IFRS Balance Sheet Efficiency ratio: Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Fee income ratio: Net result from services and commissions + Other revenue Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Funding: Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending Global Services Clients: Includes Brazilian Global Account clients, US clients and international investors. Non-IFRS measures and KPIs

46 Institutional Presentation | 1Q25 Gross loan portfolio: Loans and Advance to Customers + Loans to financial institutions Gross merchandise volume (GMV): Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus. Gross take rate: Inter Shop gross revenue GMV Margin per active client gross of interest expenses: ARPAC gross of interest expenses – Cost to Serve Margin per active client net of interest expenses: ARPAC net of interest expenses – Cost to Serve Net fee income: Net result from services and commissions + Other Revenue + Revenue foreign exchange Net interest income: Interest Income + Interest Expenses + Income from securities + Income from derivatives Net revenue: Net interest income + Net fee income Net take rate: Inter Shop net revenue GMV NIM 1.0 – IEP + Credit Card Transactional Portfolio: Net interest income and income from securities, derivatives and foreign exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio NIM 2.0 – IEP Only: Net interest income and income from securities, derivatives and foreign exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits NPL 15 to 90 days: Overdue 15 to 90 days Loans and Advance to Costumers + Loans to Minancial institutions NPL > 90 days: Overdue higher than 90 days Loans and Advance to Costumers + Loans to Minancial institutions Non-IFRS measures and KPIs

47 Institutional Presentation | 1Q25 Risk-Adjusted NIM 2.0: Net interest income and income from securities, derivatives and foreign Exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio SG&A: Administrative Expenses + Personnel Expenses + Depreciation and Amortization Securities: Income from securities and derivatives – Income from derivatives Stage 3 formation: Stage 3 balance in the current quarter – Stage 3 balance in the previous quarter +Write − off change in the current quarter Total loans and advance to customers in the previous quarter Tier I ratio: Tier I referential equity Risk weighted assets Total gross revenue: Interest income + Revenue from services and commissions − Cashback expenses − Inter rewards + Income from securities and derivatives + Other revenue NPL formation: Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write − off change in the current quarter Total loans and advance to customers in the previous quarter Personal efficiency ratio: Personnel expense Net Interest Income + Net result from services and comissions + Other revenue − Tax expense Primary Banking Relationship: A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month. Return on average equity (ROE): (ProMit / (loss) for the quarter)× 4 Average of last 2 quarters of total shareholder`s equity Risk-adjusted efficiency ratio: Personnel expense + Administrative expenses + Depreciation and amortization Net Interest Income + Net result from services and comissions + Other revenue − Tax expense − Impairment losses on Minancial assets Risk-adjusted NIM 1.0 Net interest income and income from securities, derivatives and foreign Exchange x 4 Average of 2 Last Quarters Earning Portfolio (Cash and cash equivalents + Amounts due from Minancial institutions, net of provisions for expected credit losses + Deposits at Central Bank of Brazil + Securi$es, net of provisions for expected losses + Derivative Minancial assets + Loans and advances to customers, net of provisions for expected credit losses) – Interbank deposits + Credit card transactor portfolio Non-IFRS measures and KPIs

48 Institutional Presentation | 1Q25 Note 1: Total number of individuals with active relationships with banks in Brazil, based on data from Banco Central do Brasil (Bacen), as of March/2025. Note 2: Total number of individual accounts in Inter Brazil (PFs) as of March/2025. Note 3: Total number of PIX transactions made within the SPI only as of 1Q25. Note 4: Total number of Inter’s PIX transactions made within the SPI only as of 1Q25. Note 5: Considering the potential market share as % of penetration of individual accounts in Brazil as of March/25. Note 6: Total TPV of Brazil from September/2024 to December/2024 according to ABECS. Note 7: Total TPV of Inter in Brazil for the 4Q24. Note 8: Considers the potential within client base as the total TPV as of 4Q24 according to ABECS divided by the total number of active cards in 1Q25 according to Bacen times the total number of Inter’s cards as of 1Q25. Note 9: Total number of legal entities with active relationships with banks in Brazil, data from Mapa de Empresas form the Brazilian Government as of March/2025. Note 10: Total number of business accounts in Inter Brazil (PJs) as of March/2025. Note 11: Total number of business accounts in Inter Brazil (PJs) as of March/2025 summed with the number of CNPJs of current PFs clients that don't have a business account with Inter. Note 12: Total “crédito consignado pessoa física” portfolio (Payroll PF) as of March/2025 according to Bacen. Note 13: Total Inter’s payroll PF as of March/2025, excluding FGTS and cartão consignado. Note 14: Market Potential for Payroll Loans = (Total individuals with payroll loans by December/2023 (DataPrev) * Brazil's population according to IBGE) * (Inter's total individual accounts * Average consignado portfolio per person in Brazil) + (Total payroll pf (Bacen) * Number of individuals with payroll loans (DataPrev). Note 15: Total credit card loan portfolio as of March/2025 according to Bacen (PF and PJ). Note 16: Inter’s total credit card loan portfolio as March/2025. Note 17: Market Potential for Credit Card Loans = (Total credit card loan portfolio / Number of active credit cards in Brazil as of March/2025 (Bacen)) * (Half the number of cards at Inter). Note 18: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) as of 4Q25 by Inter’s March/2025 FGTS loans portfolio. Note 19: Inter’s March/2025 FGTS loans portfolio. Note 20: FGTS Balance Potential = (Brazilians with FGTS balance by December/2022 from Caixa Econômica Federal) / (Total Brazilian population in 2022 according to IBGE) * (% of Brazilians opting for Saque Aniversário) * (Proportion of total FGTS alienação divided by total FGTS Saques) * (Number of Inter's PF clients by September/2024) * (Average implied loan FGTS loan portfolio). Note 21: Total Home Equity Portfolio in Brazil according to ABECIP as of March/2025. Note 22: Total Home Equity PF portfolio of Inter as of March/2025. Note 23: Potential for Home Equity (estimative) = (Number of Home Equity PF contracts according to ABECIP) / (Number of Brazilians according to the IBGE 2022 census) * (Number of PF clients at Inter as of December 2024) * (Average Home Equity PF contract amount according to ABECIP as of December/2024). Non-IFRS measures and KPIs - Market Share Definitions (Page 12)